U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-8A

 AMENDMENT NO. 1 TO NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(A)
                     OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the U.S. Securities and Exchange Commission that it is amending and adopting as its own the notification of registration of The HomeState Group, a Pennsylvania common law trust, under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such amendment of notification of registration submits the following information:



Name of registrant:                      FORWARD FUNDS

Address of Principal Business Office:    433 California Street, 11th Floor
                                         San Francisco, CA 94104

Telephone Number (including area code):  (800) 999-6809

Name and address of agent for            J. Alan Reid, Jr.
service of process:                      433 California Street, 11th Floor
                                         San Francisco, CA 94104


Copies to:

                  Robert W. Helm
                  Dechert LLP
                  1775 Eye Street, N.W.
                  Washington, D.C. 20006


Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, concurrently with the filing of Form N-8A: YES |X|* NO |_|

* In connection with a reorganization for the purpose changing domicile from Pennsylvania to Delaware, the registrant, Forward Funds (f/k/a Emerald Mutual Funds), a Delaware statutory trust, filed with the U.S. Securities and Exchange Commission certain amendments to the registration statement of The HomeState Group, under and pursuant to the provisions of Section 8(b) of the Investment Company Act of 1940, amending and adopting such registration statement as the registrant's own pursuant to Rule 414 under the Securities Act of 1933. The amendment became effective on May 2, 2005.
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                                   SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the registrant has caused this amendment of notification of registration to be duly signed on its behalf in the City of San Francisco and the State of California on the 1st day of May, 2005.


                                          FORWARD FUNDS

                                          /s/ J. Alan Reid
                                          ------------------------------
                                          Name: J. Alan Reid
                                          Title: President


Attest:  /s/ Mary Curran
         -------------------------
         Name: Mary Curran
         Title:   Secretary